UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE  ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38209

DESPEGAR.COM, CORP.
(Translation of registrant´s name into English)

Avenida Jujuy 2013
Ciudad Autónoma de Buenos Aires, Argentina C1247ABI
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Despegar.com Announces 3Q23 Financial Results

Adj. EBITDA Increases 106% YoY on Record Quarterly Revenues and Improving Operational Efficiency

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--November 9, 2023--Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended September 30, 2023 (“third quarter 2023” or “3Q23”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

3Q23 Financial and Operating Highlights
(for definitions, see page 12)

  Gross Bookings increased 25% YoY to $1.4 billion, a record high, driven by strong execution of our growth strategies, and robust demand environment
  Revenues increased 22% YoY to a record $178.1 million, with Take Rate of 12.9% as the Company maintains focus on profitable growth
  Adjusted EBITDA increased 106% YoY to $24.7 million, driven by strong revenue growth and ongoing efforts to generate operational efficiencies
  Significant growth in B2B and B2B2C businesses that reached a combined 15% of gross bookings, up 435 bps YoY
  Travel Packages as a percentage of Gross Bookings reached 30%, up 411 bps YoY
  Operating cash flow was positive $33.8 million, compared to positive $10.4 million in 3Q22
  Total Cash position of $255.7 million, at September 30, 2023, up $11.8 million sequentially
  Loyalty Program members increased 113% YoY to 19.9 million
  App transactions increased 558 bps YoY, reaching a record 40.1% of total transactions in the quarter

Damian Scokin, Despegar’s CEO, said: “We delivered a record-breaking quarter in terms of gross bookings and revenue, as we continue advancing our growth strategy and effectively capitalizing on the strong demand environment. Our strategy to expand non-air and travel package sales, coupled with significant gains in our B2C and B2B verticals, continue driving strong profitable growth, all underpinned by Despegar’s best-in-class technology platform. Another key near and long-term growth driver is our exceptional brand recognition, which is helping us gain market share in the region’s under penetrated and expanding travel market. That brand strength is reflected in surging use of our apps, while steadily rising loyalty membership reaffirms our status as Latin America’s premier travel technology company.”

Amit Singh, the Company’s CFO, added, “It is noteworthy that Despegar’s revenues and adjusted EBITDA are growing at industry leading levels, a testament to strong execution of our growth strategies and sharp focus on generating operational efficiencies. Additionally, robust operating cash flow and a growing cash position give us the financial flexibility to continue investing in technology and growth initiatives that generate higher shareholder returns. In the same vein, we intend to use Despegar’s strong balance sheet to our strategic advantage to make select acquisitions that will enhance our travel ecosystem and offerings as well as strengthen Despegar’s competitive moat. Guiding our investments and operating decisions are our primary objectives: achieving sustainable profitable growth at industry leading levels, maintaining an agile, streamlined and cost-effective structure, and continuously enhancing our cash generation capabilities.”

2023 Financial Guidance

The Company is raising the lower end of its 2023 annual guidance:

  Revenue: $670 million to $700 million, vs. $640 million to $700 million before
  Adjusted EBITDA: $90 million to $100 million, vs. $80 million to $100 million before

See our Investor Relations website at www.investor.despegar.com.

Disclaimer: The 2023 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2023 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2023 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

Key Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

(in millions, except as noted)
	3Q23	3Q22	Δ %
Operating metrics
Number of transactions	2.384	2.208	8%
Gross bookings	$1,383.1	$1,104.3	25%
TPV Financial Services (1)	$18.6	$17.8	4%
Average selling price (ASP) (in $)	$581	$503	16%
Number of Transactions by Segment & Total
Air	1.2	1.1	4%
Packages, Hotels and Other Travel Products	1.2	1.1	15%
Financial Services	0.0	0.0	(80)%
Total Number of Transactions	2.4	2.2	8%
Financial metrics
Total Revenue	$178.1	$145.6	22%
Total Adjusted EBITDA (2)	$24.7	$12.0	106%
Net loss	$(0.3)	$(9.3)	(97)%
Net loss attributable to Despegar.com, Corp	$(0.3)	$(9.3)	(97)%
Average Shares Outstanding - Basic (3)	77,166	76,609	1%
Average Shares Outstanding - Diluted (3)	77,166	76,609	1%
EPS Basic (4)	$(0.11)	$(0.22)	(52)%
EPS Diluted (4)	$(0.11)	$(0.22)	(52)%
Note that Despegar´s 3Q22 earnings press release indicated that weighted common average shares outstanding totaled 81,544 thousand (basic and diluted) at September 30, 2022 when the amount should have been 76,609 thousand as presented in the table above. More information is available in our 2022 Annual Report on Form 20-F filed on April 27, 2023 with the SEC
(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV amounted to $17.4 million in 3Q23 and $ 12.9 million in 3Q22.
(2)

Financial services segment reported a Total Adjusted EBITDA of negative $0.7 million compared to negative $5.2 million in 3Q22, as the company improved the spread between Take Rate and projected losses

(3)	In thousands
(4)	Round numbers.

Revenue Breakdown

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended September 30, 2023 and 2022:

(in millions, except as noted)
	3Q23		3Q22		Δ %
	$	% of total	$	% of total
Revenue by business segment
Travel Business
Air Segment	$63.9	36%	$59.3	41%	8%
Packages, Hotels & Other Travel Products Segment	$111.4	63%	$85.2	59%	31%
Total Travel Business	$175.3	98%	$144.5	99%	21%
Financial Business
Financial Services Segment	$10.8	6%	$3.8	3%	184%
Total Financial Business	$10.8	6%	$3.8	3%	184%
Intersegment Eliminations	$(7.9)	(4)%	$(2.7)	(2)%	192%
Total Revenue	$178.1	100%	$145.6	100%	22%

Total Revenue margin	12.9%		13.1%		(26) bps

Unaudited Consolidated Statements of Operations for the three-month periods ended September 30, 2023 and 2022 (in thousands of U.S. dollars, except as noted)

	3Q23	3Q22	Δ %
Total Revenue	$178,149	$145,596	22%
Cost of revenue	$(57,599)	$(50,305)	14%
Gross profit	$120,550	$95,291	27%
Operating expenses
Selling and marketing	$(56,529)	$(46,174)	22%
General and administrative	$(21,382)	$(24,873)	(14)%
Technology and product development	$(26,440)	$(22,834)	16%
Total operating expenses	$(104,351)	$(93,881)	11%

Loss from equity investments	$(948)	$(105)	n.m.
Operating income	$15,251	$1,305	n.m.
Financial results, net	$(3,215)	$(15,359)	(79)%
Net income / (loss) before income taxes	$12,036	$(14,054)	n.m.
Income tax (expense) / benefit	$(12,351)	$4,767	n.m.
Net loss	$(315)	$(9,287)	(97)%
Net loss attributable to Despegar.com, Corp	$(315)	$(9,287)	(97)%
n.m.: Not Meaningful

Unaudited Consolidated Balance Sheet as of September 30, 2023 and June 30, 2023 (in thousands of U.S. dollars, except as noted)
ASSETS	As of September 30, 2023	As of June 30, 2023
Current assets
Cash and cash equivalents	$221,681	$218,535
Restricted cash and cash equivalents	$33,160	$24,434
Accounts receivable, net of allowances	$199,724	$211,787
Loan receivables, net	$16,023	$16,911
Related party receivable	$13,736	$12,092
Other current assets and prepaid expenses	$49,374	$47,346
Total current assets	$533,698	$531,105
Non-current assets
Other assets and prepaid expenses	$75,549	$81,752
Loan receivables, net	$1,072	$974
Restricted cash	$866	$965
Lease right-of-use assets	$18,317	$18,912
Property and equipment net	$16,176	$14,848
Intangible assets net	$97,361	$97,461
Goodwill	$150,632	$154,125
Total non-current assets	$359,973	$369,037
TOTAL ASSETS	$893,671	$900,142
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$86,638	$74,037
Travel suppliers payable	$370,218	$355,821
Related party payable	$51,824	$59,791
Short-term debt	$28,280	$27,984
Deferred Revenue	$30,684	$29,057
Other liabilities	$83,802	$92,235
Contingent liabilities	$7,630	$12,020
Lease Liabilities	$4,402	$5,075
Total current liabilities	$663,478	$656,020
Non-current liabilities
Other liabilities	$14,078	$15,991
Contingent liabilities	$15,500	$15,300
Long term debt	$2,403	$2,734
Lease liabilities	$14,608	$14,811
Related party liability	$125,000	$125,000
Total non-current liabilities	$171,589	$173,836
TOTAL LIABILITIES	$835,067	$829,856
Series A non-convertible preferred shares	$127,300	$127,594
Series B convertible preferred shares	$46,700	$46,700
Mezzanine Equity	$174,000	$174,294
SHAREHOLDERS’ DEFICIT
Common stock	$288,240	$288,240
Additional paid-in capital	$303,359	$310,218
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(11,669)	$(7,458)
Accumulated losses	$(616,331)	$(616,013)
Treasury Stock	$(78,267)	$(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	$(115,396)	$(104,008)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$893,671	$900,142

Unaudited Statements of Cash Flows for the three-month periods ended September 30, 2023 and 2022 (in thousands of U.S. dollars, except as noted)
	3 months ended September 30,
	2023	2022
Cash flows from operating activities
Net loss	$(315)	$(9,287)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency translation (gain) / losses	$(12,502)	$6,379
Depreciation expense	$1,535	$2,144
Amortization expenses	$6,902	$6,871
Earnout	$(110)	$(1,136)
Indemnity	$110	$1,136
Loss from equity investments	$948	$105
Stock based compensation expense	$1,042	$1,305
Amortization of lease right-of-use assets	$332	$1,008
Interest and penalties	$1,459	$540
Income tax expense / (benefit)	$8,037	$(5,128)
Allowance for expected credit losses	$2,748	$2,634
Provision for contingencies	$1,609	$4,402
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	$3,774	$22,743
Increase in Loans receivables, net of allowance	$(133)	$(7,925)
Increase in related party receivables	$(2,311)	$(6,207)
Increase in other assets and prepaid expenses	$(49)	$(33,161)
Increase / (decrease) in accounts payable and accrued expenses	$23,473	$(9,782)
Increase / (decrease) in travel suppliers payable	$32,135	$(2,577)
(Decrease) / increase in other liabilities	$(22,757)	$38,826
Decrease in contingent liabilities	$(5,256)	$(5,364)
Decrease in related party liabilities	$(8,424)	$(2,205)
Increase in lease liability	$500	$2,032
Increase in deferred revenue	$1,010	$3,021
Net cash flows provided by operating activities	$33,757	$10,374
Cash flows from investing activities:
Origination of loans receivable, net of allowance	$(5,228)	$(5,698)
Collection on loan receivables	$2,008	$2,651
Payment for other assets	$—	$(6,591)
Payment for acquired businesses, net of cash acquired	$—	$(3,017)
Acquisition of property and equipment	$(3,181)	$(1,748)
Capital expenditures, including internal-use software and website development	$(7,495)	$(6,964)
Net cash flows used in investing activities	$(13,896)	$(21,367)
Cash flows from financing activities:
Net increase / (decrease) of short term debt	$5,518	$(1,090)
Proceeds from issuance of short-term debt	$5,731	$18,598
Payment of short-term debt	$(4,751)	$(7,892)
Payment of long-term debt	$(1,221)	$(355)
Payment of dividends to stockholders	$(8,359)	$(802)
Exercise of stock-based awards	$—	$254
Proceeds from debenture issuance by securitization program	$1,497	$1,047
Payments of debenture issuance by securitization program	$(690)	$—
Payments for acquired non-controlling interest	$—	$(800)
Purchase of treasury stock	$—	$(4,610)
Net cash flows (used in) / provided by financing activities	$(2,275)	$4,350
Effect of exchange rate changes on cash and cash equivalents and restricted cash	$(5,813)	$(5,042)
Net increase / (decrease) in cash and cash equivalents and restricted cash	$11,773	$(11,685)
Cash and cash equivalents as of beginning of the period and restricted cash	$243,934	$274,764
Cash and cash equivalents as of end of the period and restricted cash	$255,707	$263,079

Adjusted EBITDA Reconciliation
(in Thousands, except as noted)
	3Q23	3Q22	Δ %
Net loss	$(315)	$(9,287)	(97)%
Add (deduct):
Financial results, net	$3,215	$15,359	(79)%
Income tax expense / (benefit)	$12,351	$(4,767)	n.m.
Depreciation expense	$1,535	$2,144	(28)%
Amortization of intangible assets	$6,902	$6,871	—%
Share-based compensation expense	$1,042	$1,305	(20)%
Acquisition transaction costs	$—	$390	n.m.
Total Adjusted EBITDA	$24,730	$12,015	106%
n.m.: Not Meaningful
Geographic Breakdown
(in millions, except as noted)
3Q23 vs. 3Q22 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %
Transactions ('000)	1,036	811	28%	436	428	2%	912	968	-6%	2,384	2,208	8%
Gross Bookings	561	389	44%	283	215	32%	539	500	8%	1,383	1,104	25%
TPV Financial Services (1)	19	18	4%	—	—	—%	—	—	—%	19	18	4%
ASP ($)	543	486	12%	648	502	29%	591	517	14%	581	503	16%
Revenues										178	146	22%
Gross Profit										121	95	27%
3Q23 vs. 3Q22 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %	3Q23	3Q22	Δ %
Transactions ('000)	1,036	811	28%	436	428	2%	912	968	-6%	2,384	2,208	8%
Gross Bookings	523	389	34%	238	215	11%	829	500	66%	1,590	1,104	44%
TPV Financial Services (1)	17	18	-3%	—	—	—%	—	—	—%	17	18	-3%
ASP ($)	506	486	4%	545	502	9%	909	517	76%	667	503	33%
Revenues										208	146	43%
Gross Profit										140	95	47%
(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV amounted to $17.4 million in 3Q23 and $12.9 million in 3Q22

Key Financial & Operating Trended Metrics (in thousands of U.S. dollars, except as noted)
	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23
FINANCIAL RESULTS
Revenue	$124,556	$112,414	$134,421	$145,596	$145,542	$158,707	$165,524	$178,149
Cost of revenue	$(53,765)	$(42,558)	$(45,149)	$(50,305)	$(44,897)	$(51,027)	$(60,000)	$(57,599)
Gross profit	$70,791	$69,856	$89,272	$95,291	$100,645	$107,680	$105,524	$120,550
Operating expenses
Selling and marketing	$(34,582)	$(30,517)	$(42,214)	$(46,174)	$(46,245)	$(51,892)	$(51,695)	$(56,529)
General and administrative	$(18,689)	$(23,523)	$(27,037)	$(24,873)	$(26,092)	$(22,672)	$(8,396)	$(21,382)
Technology and product development	$(19,508)	$(20,735)	$(21,407)	$(22,834)	$(25,015)	$(25,971)	$(26,448)	$(26,440)
Total operating expenses	$(72,779)	$(74,775)	$(90,658)	$(93,881)	$(97,352)	$(100,535)	$(86,539)	$(104,351)

Gain / (loss) from equity investments	$343	$117	$16	$(105)	$(192)	$113	$(285)	$(948)
Operating (loss) / income	$(1,645)	$(4,802)	$(1,370)	$1,305	$3,101	$7,258	$18,700	$15,251
Financial results, net	$(3,809)	$(7,023)	$(10,529)	$(15,359)	$(12,543)	$(12,595)	$(3,947)	$(3,215)
Net (loss) / income before income taxes	$(5,454)	$(11,825)	$(11,899)	$(14,054)	$(9,442)	$(5,337)	$14,752	$12,036
Income tax benefit / (expense)	$(7,545)	$(19,093)	$(1,266)	$4,767	$(5,717)	$4,640	$13,251	$(12,351)
Net (loss) / income	$(12,999)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)
Net income attributable to non-controlling interest	$526	—	—	—	—	$—	—	—
Net income / (loss) attributable to Despegar.com, Corp	$(12,473)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)
Adjusted EBITDA	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730

Net (loss) /income	$(12,999)	$(30,918)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)
Add (deduct):
Financial results, net	$3,809	$7,023	$10,529	$15,359	$12,543	$12,595	$3,947	$3,215
Income tax (benefit) / expense	$7,545	$19,093	$1,266	$(4,767)	$5,717	$(4,640)	$(13,251)	$12,351
Depreciation expense	$1,497	$1,672	$1,699	$2,144	$1,504	$1,716	$3,091	$1,535
Amortization of intangible assets	$6,909	$6,584	$6,937	$6,871	$8,593	$6,813	$7,257	$6,902
Share-based compensation expense	$2,241	$3,333	$3,328	$1,305	$(673)	$1,485	$910	$1,042
Acquisition transaction costs	—	—	—	$390	—	—	—	—
Adjusted EBITDA	$9,002	$6,787	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730
Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis

3Q23 Earnings Conference Call

When:	4:30 p.m. Eastern time, November 9, 2023

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Amit Singh, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 888 330 2413 (U.S. domestic); 1 240 789 2721 (International)

Pre-Register: You may pre-register at any time:click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Bookings (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue. In this presentation the Company has also recast previously reported segment financial information for the quarters ended September 30, 2022 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 10 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2022 and applying them to the corresponding months in 2023, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Contacts

IR Contact
Luca Pfeifer
Investor Relations
Phone: (+57)3153824802
E-mail: luca.pfeifer@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Monica Alexandra Soares da Silva
Name: Monica Alexandra Soares da Silva
Title: General Counsel

Date: November 9, 2023